Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Delcath Systems, Inc. (the “Company”) of our report dated February 24, 2010, relating to the balance sheets of the Company as of December 31, 2009 and 2008, and the related statements of operations, other comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2009, and cumulative from inception (August 5, 1988) to December 31, 2009 (which report expressed an unqualified opinion ), relating to the financial statement schedule and relating to the Company’s internal control over financial reporting as of December 31, 2009, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

/s/CCR LLP
CCR LLP
Glastonbury, Connecticut
May18, 2010